Exhibit 12.1



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                             TV GUIDE, INC.
            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                       NINE MONTHS ENDED SEPTEMBER 30,
                (amounts in millions, except for ratios)
                               (unaudited)

                          Period From
                          July 13, 2000  Period From    Three Months    Period From      Nine Months
                          to             July 1, 2000   Ended           January 1, 2000  Ended
                          September 30,  to             September 30,   to               September 30,
                          2000           July 12, 2000  1999            July 12, 2000    1999
                          Successor      Predecessor    Predecessor     Predecessor      Predecessor
                          Company        Company        Company         Company          Company
                          -------------  -------------  -------------   ---------------  -------------


Earnings (losses)
 available for
 fixed charges:
  Income before income
   taxes and minority
   interest               $(170.3)       $ (44.1)       $   7.6         $ (24.0)         $  53.1
  Interest and expense
   on indebtedness           11.8            1.8           12.3            28.9             30.7
  One-third of rental
   expense, net of
   sub-leasing income
   for operating leases       2.4            0.4            2.1             5.4              5.8
                          -------        -------        -------         -------          -------
                          $(156.1)       $ (41.9)       $  22.0         $  10.3          $  89.6
                          =======        =======        =======         =======          =======

Fixed charges:
 Interest and expense
  on indebtedness         $  11.8        $   1.8        $  12.3         $  28.9          $  30.7
 One-third of rental
  expense, net of
  sub-leasing income
  for operating leases        2.4            0.4            2.1             5.4              5.8
                          -------        -------        -------         -------          -------
                          $  14.2        $   2.2        $  14.4         $  34.3          $  36.5
                          =======        =======        =======         =======          =======

Ratio of earnings to
 fixed charges            See Note (a)   See Note (b)       1.53        See Note (b)         2.45

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(a)  Earnings for the period from July 13, 2000 to September 30, 2000 reflect the increase in amortization of intangible assets resulting from the impacts of push-down accounting related to the acquisition of the Company by Gemstar. As a result of this non-cash charge, earnings as calculated, were not sufficient to cover fixed charges by $170.3 million.

(b) Earnings for the periods July 1, 2000 through July 12, 2000 and January 1, 2000 through July 12, 2000 include certain non-recurring charges relating to compensation and other costs that occurred as a result of the merger with Gemstar and amortization of intangible assets recorded in the TV Guide Transaction. As a result, earnings were not sufficient to cover fixed charges for these periods by $44.1 million and $24.0 million respectively.




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